Novemeber 27, 2007
VIA EDGAR AND BY COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tim Buchmiller

Re:	Vermillion, Inc.
Registration Statement on Form S-1 (file no. 333-146354)
Dear Mr. Buchmiller:
On behalf of Vermillion, Inc. (the “Company”), set forth below are the responses to the comments in the letter dated November 13, 2007 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (file no. 333-146354) (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of up to 43,935,269 shares of common stock (the “Shares”), par value $.001 per share, which includes 18,716,709 shares of common stock underlying warrants. This letter is submitted along with three copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked to show changes from the original filing. Amendment No. 1 was transmitted for filing with the Commission via EDGAR on the date hereof.
For ease of reference, the Staff’s comments are repeated below in bold face type before each of the Company’s responses.
1.	We note from your responses to our prior comments that some of your selling stockholders are affiliates of a broker-dealer. If a selling stockholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling stockholder is able to represent in the prospectus, in addition to having purchased the shares in the ordinary course of business, that at the time of such purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to the Staff’s comment, the Company has included the relevant disclosure under the caption “Selling Stockholders” beginning on page 80 of Amendment No. 1.
If you have any questions, or it would expedite your review in any way, please do not hesitate to contact me at (415) 856-7049.
Sincerely,
/s/ Robert Purcell
Robert Purcell
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
cc: Gail S. Page, Chief Executive Officer, Vermillion, Inc.